UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the letter dated February 14, 2012 filed with the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that its Board of Directors has called an annual shareholders’ meeting.

Lima, February 14, 2012

Sirs
SUPERINTENDECIA DEL MERCADO DE VALORES
Present.-

MATERIAL EVENT: Shareholders’ Meeting Call Notice

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, we notify the following:

Company: Cementos Pacasmayo S.A.A.
Call for: Annual Shareholders’ Meeting
Date of decision to make the Call: 02/13/2012
Entity that makes the Call: Board of Directors

Calls:
First: 03/20/2012 Calle La Colonia N° 150, Urb. El Vivero, Surco 10.00 am (Peruvian time).
Second: 03/23/2012 Calle La Colonia N° 150, Urb. El Vivero, Surco 10.00 am (Peruvian time).

Agenda:

1. the recommendation of the Board of Directors to designate Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young, as the external auditors of the Company for fiscal year 2012;

2. approval of the Annual Report, Audited Consolidated Financial Statements and External Auditor’s Report for the fiscal year ended December 31, 2011;

3. ratification of the distribution of dividends during fiscal year 2011; the Board of Directors recommends the Annual Shareholders Meeting the ratification of the distribution of dividends during 2011;

4. application of fiscal year 2011 profits and delegation to the Board of Directors of the authority to decide the distribution of dividends on account of fiscal year 2012 earnings;

5. report to the shareholders of the results of the Company’s ADR Program; and

6. approval of the Financial Statements prepared under International Financial Reporting Standards (IFRS).

Sincerely,

/s/ Carlos Jose Molinelli Mateo
Stock Market Representative
Cementos Pacasmayo S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ Carlos Jose Molinelli Mateo
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Dated:  February 16, 2012